Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 1, 2022, with respect to the consolidated statements of condition of People’s United Financial, Inc. and subsidiaries as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2021, which reports appear in the Form 8-K/A of M&T Bank Corporation dated June 10, 2022.

/s/ KPMG LLP

Stamford, Connecticut

June 10, 2022